UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 333-229744

EMERALD HEALTH THERAPEUTICS, INC.
(Name of registrant)

210 - 800 West Pender Street
Vancouver, British Columbia V6C 1J8

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[ X ] Form 20-F [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Annual Information Form of the Company for the year ended December 31, 2019
99.2	Consolidated Financial Statements of the Company for the year ended December 31, 2019
99.3	Management's Discussion and Analysis for the year ended December 31, 2019
99.4	Certificate of Chief Executive Officer
99.5	Certificate of Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerald Health Therapeutics, Inc.

Date: May 13, 2020	By:	/s/ Avtar Dhillon
Name: Avtar Dhillon, MD
Title: Executive Chairman, Principal Executive Officer